

February 4, 2011

<u>Via U.S. Mail and Facsimile to: (408) 567-7001</u>

Charles D. Kissner
Chief Executive Officer
Aviat Networks, Inc.
5200 Great America Parkway
Santa Clara, CA 95054

> **Re: Aviat Networks, Inc.**
> **Form 10-K for the Year Ended July 2, 2010**
> **Filed September 9, 2010**
> **File Number 001-33278**

Dear Mr. Kissner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>

1.   We note that you had significant decreases in revenue from prior periods. However your disclosure regarding the decrease only states the regions that had the decrease/increase and provides general reasons that could be applicable to most companies. Please identify and discuss key performance indicators, including non-financial performance indicators that you use to manage the business and that would be material to investors. Your discussion should include the decline in sales attributable to product pricing and/or product volume. You should identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance in the future. Please refer to Commission

Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with the proposed disclosures that you will include in your future to provide the details above.

Liquidity, Capital Resources and Financial Strategies, page 40

2.   Please consider enhancing your liquidity section to provide greater detail on historical sources and uses of cash including trends and uncertainties, and discussion of prospective information regarding companies' sources of and needs for capital. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Critical Accounting Estimates, page 46

3.   We note that some of your critical accounting estimates, such as revenue recognition, are exactly the same as your accounting policies in the financial statements. Critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please consider enhancing your critical accounting estimates in future filings. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Goodwill, Identifiable Intangible Assets and Impairment of Long-Lived Assets, page 64

4.   You state that goodwill and intangible assets deemed to have indefinite lives are tested at the reporting unit level. Please note that intangible assets that have indefinite lives should be tested at the unit of accounting level not at the reporting unit level. Refer to ASC 350-30-35. Tell us in detail how you test indefinite lived intangible assets currently and in the past.

Note C – Goodwill and Identifiable Intangible Assets, page 73

5.   We note that you recorded impairment charges of $63.2 million for identifiable intangible assets during fiscal year ended July 2, 2010. We also note that you applied discount rates ranging from 28% to 30% to the cash flows used in the fair value calculations of intangible assets. In this regard tell us in detail why you believe that discount rates ranging from 28% to 30% were appropriate.

6.   Furthermore, tell us if you tested your identifiable intangible assets for impairment during the fiscal year ended July 3, 2009 when you had impaired goodwill for $279.0 million and trade names from $32.6 million. If you did test them in the prior year, tell us what assumptions changed in your impairment testing between the two periods. Tell us the assumptions used for your goodwill and indefinite lived assets impairment test in the fiscal year ended July 2, 2009.

Form 10-Q for the quarterly period ended October 1, 2010

Note E – Inventories, page 8

7.   You state that beginning in the first quarter of fiscal 2011, the production of your products is outsourced to contract manufacturers and you no longer manufacture products internally. In this regard, tell us if this manufacturing equipment is still recorded on your books. If it is still recorded in your books tell us what your future plans are for this equipment. Tell us how you considered its useful lives and/or the potential for impairment.

Executive Compensation, page 18

8.   Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers. In this regard, we note the significantly different amounts paid to your various Named Executive Officers. Please revise your disclosure to explain in more detail the reasons for the differences in the amounts of compensation awarded to the named executive officers.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Charles D. Kissner
Aviat Networks, Inc.
February 4, 2011
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director